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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No.         )*

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

FOCAL COMMUNICATIONS CORPORATION (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
344155106 (CUSIP Number)
Karen C. Fanelli	Dennis M. Myers
Frontenac Company	Kirkland & Ellis
135 S. LaSalle Street, Suite 3800	200 E. Randolph Drive
Chicago, Illinois 60603	Chicago, Illinois 60601
(312) 368-0044	(312) 861-2000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
October 26, 2001 (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  /x/.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 344155106	13D	Page 2 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Frontenac VI Limited Partnership

(2)	Check the Appropriate Box if Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
10,082,980 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
10,082,980 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
10,082,980 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 5.88% (See Item 5)

(14)	Type of Reporting Person
PN

CUSIP No. 344155106	13D	Page 3 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Frontenac Company

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
10,082,980 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
10,082,980 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
10,082,980 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 5.88% (See Item 5)

(14)	Type of Reporting Person
PN

CUSIP No. 344155106	13D	Page 4 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Frontenac VIII Limited Partnership

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
22,637,722* (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
22,637,722* (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
22,637,722* (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 11.67% (See Item 5)

(14)	Type of Reporting Person
PN

CUSIP No. 344155106	13D	Page 5 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Frontenac Masters VIII Limited Partnership

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
1,010,613** (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
1,010,613** (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,010,613** (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately .59% (See Item 5)

(14)	Type of Reporting Person
PN

CUSIP No. 344155106	13D	Page 6 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Frontenac VIII Partners, L.P.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
23,648,335 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
23,648,335 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
23,648,335 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 12.13% (See Item 5)

(14)	Type of Reporting Person
PN

CUSIP No. 344155106	13D	Page 7 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Frontenac Company VIII, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
23,648,335 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
23,648,335 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
23,648,335 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 12.13% (See Item 5)

(14)	Type of Reporting Person
OO

CUSIP No. 344155106	13D	Page 8 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Paul D. Carbery

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
33,731,315 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
33,731,315 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,731,315 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 17.30% (See Item 5)

(14)	Type of Reporting Person
IN

CUSIP No. 344155106	13D	Page 9 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
James E. Cowie

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
33,731,315 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
33,731,315 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,731,315 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 17.30% (See Item 5)

(14)	Type of Reporting Person
IN

CUSIP No. 344155106	13D	Page 10 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
James E. Crawford III

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
33,731,315 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
33,731,315 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,731,315 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 17.30% (See Item 5)

(14)	Type of Reporting Person
IN

CUSIP No. 344155106	13D	Page 11 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Rodney L. Goldstein

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
33,731,315 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
33,731,315 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,731,315 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 17.30% (See Item 5)

(14)	Type of Reporting Person
IN

CUSIP No. 344155106	13D	Page 12 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Martin J. Koldyke

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
33,731,315 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
33,731,315 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,731,315 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 17.30% (See Item 5)

(14)	Type of Reporting Person
IN

CUSIP No. 344155106	13D	Page 13 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Martin Laird Koldyke

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
33,731,315 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
33,731,315 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,731,315 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 17.30% (See Item 5)

(14)	Type of Reporting Person
IN

CUSIP No. 344155106	13D	Page 14 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Laura P. Pearl

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
33,731,315 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
33,731,315 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,731,315 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 17.30% (See Item 5)

(14)	Type of Reporting Person
IN

CUSIP No. 344155106	13D	Page 15 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
David S. Katz

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
33,731,315 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
33,731,315 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,731,315 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 17.30% (See Item 5)

(14)	Type of Reporting Person
IN

CUSIP No. 344155106	13D	Page 16 of 26 Pages

(1)	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Jeremy H. Silverman

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization
UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0- (See Item 5)

		(8)	Shared Voting Power
33,731,315 (See Item 5)

		(9)	Sole Dispositive Power
-0- (See Item 5)

		(10)	Shared Dispositive Power
33,731,315 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,731,315 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		/ /

(13)	Percent of Class Represented by Amount in Row (11)
Approximately 17.30% (See Item 5)

(14)	Type of Reporting Person
IN

Key

*	This total number of shares of Common Stock includes the shares of Common Stock that Frontenac VIII Limited Partnership ("Frontenac VIII") may acquire beneficial ownership of upon conversion of its (i) 7,478.632 shares of Preferred Stock, which Frontenac VIII purchased on October 26, 2001, and (ii) $14,957,265 convertible loan which Frontenac VIII made to the Company on October 26, 2001. As of October 26, 2001, the 7,478.632 shares of Preferred Stock were convertible into 7,545,907 shares of Common Stock and the $14,957,265 convertible loan was convertible into 15,091,815 shares of Common Stock.
**
This total number of shares of Common Stock includes the shares of Common Stock that Frontenac Masters VIII Limited Partnership ("Frontenac Masters VIII") may acquire beneficial ownership of upon conversion of its (i) 333.868 shares of Preferred Stock, which Frontenac Masters VIII purchased on October 26, 2001, and (ii) $667,735 convertible loan which Frontenac Masters VIII made to the Company on October 26, 2001. As of October 26, 2001, the 333.868 shares of Preferred Stock were convertible into 336,871 shares of Common Stock and the $667,735 convertible loan was convertible into 673,742 shares of Common Stock.

Page 17 of  26 Pages

  Item 1. Security and Company.

    The Company is Focal Communications Corporation, a Delaware corporation (the "Company"). The class of equity security to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of the Company. The name and address of the principal executive offices of the Company are Focal Communications Corporation, 200 N. LaSalle Street, Suite 1100, Chicago, Illinois 60601.

  Item 2. Identity and Background.

    (a) This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"):

  Frontenac VI Limited Partnership ("Frontenac VI"), a Delaware limited partnership, by virtue of its deemed beneficial ownership of 10,082,980 shares of Common Stock.

  Frontenac Company ("Frontenac Company"), an Illinois general partnership, by virtue of it being the general partner of Frontenac VI.

  Frontenac VIII, a Delaware limited partnership, by virtue of its deemed beneficial ownership of 22,637,722 shares of Common Stock.

  Frontenac Masters VIII, a Delaware limited partnership, by virtue of its deemed beneficial ownership of 1,010,613 shares of Common Stock.

  Frontenac VIII Partners, L.P. ("Frontenac VIII LP"), a Delaware limited partnership, by virtue of it being the general partner of each of Frontenac VIII and Frontenac Masters VIII.

  Frontenac Company VIII, L.L.C. ("Frontenac VIII LLC"), a Delaware limited liability company, by virtue of it being the general partner of Frontenac VIII LP.

  Paul D. Carbery ("Mr. Carbery"), a United States citizen, by virtue of his being a general partner of Frontenac Company and a member of Frontenac VIII LLC.

  James E. Cowie ("Mr. Cowie"), a United States citizen, by virtue of his being a general partner of Frontenac Company and a member of Frontenac VIII LLC.

  James E. Crawford III (Mr. Crawford"), a United States citizen, by virtue of his being a general partner of Frontenac Company and a member of Frontenac VIII LLC.

  Rodney L. Goldstein ("Mr. Goldstein"), a United States citizen, by virtue of his being a general partner of Frontenac Company and a member of Frontenac VIII LLC.

  David S. Katz ("Mr. Katz"), a United States citizen, by virtue of his being a general partner of Frontenac Company and a member of Frontenac VIII LLC.

  Martin J. Koldyke ("Mr. M.J. Koldyke"), a United States citizen, by virtue of his being a general partner of Frontenac Company and a member of Frontenac VIII LLC.

  Martin Laird Koldyke ("Mr. M.L. Koldyke"), a United States citizen, by virtue of his being a general partner of Frontenac Company and a member of Frontenac VIII LLC.

  Laura P. Pearl ("Ms. Pearl"), a United States citizen, by virtue of her being a general partner of Frontenac Company and a member of Frontenac VIII LLC.

  Jeremy H. Silverman ("Mr. Silverman"), a citizen of the United Kingdom, by virtue of his being a general partner of Frontenac Company and a member of Frontenac VIII LLC.

Page 18 of  26 Pages

all of whom are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

    Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

    Certain information required by this Item 2 concerning the executive officers and the directors of Frontenac Company and Frontenac VIII LLC is set forth on Schedule A attached hereto, which is incorporated herein by reference.

    (b) The address of the principal business office of each of the Reporting Persons is:

    135 S. LaSalle Street
    Suite 3800
    Chicago, Illinois 60603

    (c) Each of the Reporting Persons is a private equity investment fund. Frontenac VI, Frontenac VIII, and Frontenac Masters VIII are principally engaged in the business of investing in securities. Frontenac Company is engaged primarily in the business of serving as the general partner for Frontenac VI. Frontenac VIII LP is engaged primarily in the business of serving as the general partner for each of Frontenac VIII and Frontenac Masters VIII. Frontenac VIII LLC is engaged primarily in the business of serving as the general partner of Frontenac VIII LP. Dispositive and voting power of the securities owned by Frontenac VI are held by Frontenac Company. Dispositive and voting power of the securities owned by Frontenac VIII and Frontenac Masters VIII are shared by Frontenac VIII LP and Frontenac VIII LLC.

    (d)-(e)  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

    None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3. Source and Amount of Funds or Other Consideration.

    On October 26, 2001, Frontenac VIII acquired 7,478.632 shares of 8% Series A Redeemable Voting Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock") for $7,478,632 and Frontenac Masters VIII acquired 333.868 shares of Preferred Stock for $333,868. Each share of Preferred Stock is convertible at any time, at Frontenac VIII's and Frontenac Masters VIII's (respectively) option, into a number of shares of Common Stock equal to the sum of $1,000 per share plus accrued and unpaid dividends (the "Liquidation Value") divided by the conversion price in effect. The terms upon which the Preferred Stock may be converted into Common Stock are set forth in the Certificate of Designation filed by the Company with the Secretary of State of the State of Delaware on October 26, 2001, which is Exhibit E hereto. At this time, the conversion price at which the shares

Page 19 of  26 Pages

of Preferred Stock may be converted into Common Stock is $.99108459283. As of October 26, 2001, the Preferred Stock owned by Frontenac VIII was convertible into 7,545,907 shares of Common Stock, and the Preferred Stock owned by Frontenac Masters VIII was convertible into 336,871 shares of Common Stock. Frontenac VIII's and Frontenac Masters VIII's source of funds for these acquisitions of shares was capital contributions from each of their respective investors.

    Also on October 26, 2001, Frontenac VIII made a loan to the Company in the principal amount of $14,957,265 and Frontenac Masters VIII made a loan to the Company in the principal amount of $667,735. The convertible loans are convertible at any time at Frontenac VIII's and Frontenac Masters VIII's (respectively) option into a number of shares of Common Stock equal to the principal amount of the loan being converted plus all accrued and unpaid interest on the loan and dividing the result by the conversion price in effect. The terms upon which the convertible loans may be converted into Common Stock are set forth in a Conversion Agreement between the Company and the holders of the loans, which is Exhibit F hereto. At this time, the conversion price at which the loans may be converted into Common Stock is $.99108459283. As of October 26, 2001, the convertible loan held by Frontenac VIII was convertible into 15,091,815 shares of Common Stock, and the convertible loan held by Frontenac Masters VIII was convertible into 673,742 shares of Common Stock. Frontenac VIII's and Frontenac Masters VIII's source of funds for these loans was capital contributions from each of their respective investors.

    On November 27, 1996, Frontenac VI acquired 21,538.46 shares of Focal Communications Corporation's (now known as Focal Communications Corporation of Illinois, the "Former Focal Communications Corporation") class A common stock, $0.01 par value per share for $1,085,271.32. Frontenac VI's source of funds for the acquisition of such shares was capital contributions from Frontenac VI's investors. On June 30, 1997, pursuant to a plan of reorganization and agreement by and among the Company, the Former Focal Communications Corporation and its subsidiaries, the Company was formed as a holding company for the Former Focal Communications Corporation and its subsidiaries, and all of the stockholders of the Former Focal Communications Corporation, including Frontenac VI, exchanged their shares in the Former Focal Communications Corporation for the exact number and terms of shares in the Company. In connection with the Company's initial public offering, all of the Company's stockholders, including Frontenac VI, converted all classes of common stock, including the class A common stock, into shares of the Company's Common Stock. At this time, Frontenac VI owns 10,082,980 shares of the Company's Common Stock.

  Item 4. Purpose of Transaction.

    On November 27, 1996, the Former Focal Communications Corporation issued an aggregate of 79,384.62 shares of such company's class A common stock to certain investors, including Frontenac VI, and certain executives pursuant to a stock purchase agreement dated the date thereof.

    On June 30, 1997, pursuant to a Plan of Reorganization and Agreement between the Company and the Former Focal Communications Corporation whereby the Company became the holding company of the Former Focal Communications Corporation and its subsidiaries, the Company issued an aggregate of 57,509,555 shares of common stock to the existing stockholders of the Former Focal Communications Corporation in exchange for an equal number of shares of such classes of common stock of the Former Focal Communications Corporation. The issuance of these securities was exempt from registration under the Securities Act pursuant to Section 3(a)(9) of the Securities Act, as exempt securities.

    In August 1999, the Company completed its initial public offering of its Common Stock. In connection therewith, all of the Company's stockholders converted their various classes of common stock into the Company's Common Stock.

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    On October 26, 2001, the Company completed certain transactions which were part of a recapitalization of the Company (the "Recapitalization") designed to provide it with sufficient financing to implement its revised business plan and improve its existing capital structure. As part of the Recapitalization, the Company issued $50 million of Preferred Stock and incurred $100 million in senior debt in the form of convertible loans. Frontenac VIII purchased 7,478.632 shares of Preferred Stock and made $14,957,265 in convertible loans to the Company and Frontenac Masters VIII purchased 333.868 shares of Preferred Stock and made $667,735 in convertible loans to the Company to demonstrate their commitment to the Company's long-term business plan.

    As described above, Frontenac VIII and Frontenac Masters VIII will also have the right to acquire additional shares of Common Stock in the future as a result of the accrual of dividends on the Preferred Stock and the accrual of interest on the convertible loans.

    The Preferred Stock will accrue dividends on a daily basis from the date of issuance at a rate of 8% per annum on the sum of $1,000 plus all accumulated dividends. Unless otherwise agreed to by the holders of a majority of the Preferred Stock, all dividends accruing before the fifth anniversary of the closing date of the Recapitalization (the "Closing Date") will not be paid in cash, but will accrue and become part of the Liquidation Value. After that date, the Company may, at its election, pay dividends on the Preferred Stock in cash. To the extent not paid on March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2001, all dividends that have accrued during the three-month period ending on each of these dates will be accumulated and will remain accumulated dividends until paid. In addition to preferential dividends, the Preferred Stock will also share pro rata in any dividends on the Common Stock, on the basis of the number of shares of Common Stock into which the Preferred Stock is convertible.

    Until the fifth anniversary of the Closing Date, the Company is also prohibited from paying interest on the convertible loans in cash. Interest accrues on the loans at a rate of 8% per annum, compounded quarterly, on the sum of the principal amount of the loans plus unpaid interest accrued in prior quarters. Interest on the convertible loans will compound quarterly and become part of the principal amount of the convertible loans. After the fifth anniversary, the Company may pay interest in cash or allow interest to compound quarterly and become part of the principal amount of the loans. In the event that the Company declares or pays any dividends on its Common Stock, it must also declare and pay to the holders of the loans at the same time equal to the dividends that would have been declared and paid with respect to the Common Stock issuable upon conversion of the loans.

    In the event of a change of control of the Company occurs prior to the fifth anniversary of the Closing Date, dividends on the Preferred Stock and interest on the convertible loans will be calculated as if the change of control occurred on the fifth anniversary of the Closing Date. This will increase the liquidation preference of the Preferred Stock and the principal amount of the loans, and therefore increase the number of shares of Common Stock issuable upon conversion of the Preferred Stock or the convertible loans.

    Except as described in this Item 4 and in Item 6 below, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Company at any time in the future. In determining from time to time whether to sell their shares of the Company's Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third

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parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

    The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

  Item 5. Interest in Securities of the Company.

    (a)-(b)  As of October 26, 2001, Frontenac VI had the shared power to vote or to direct the vote and shared power to dispose or to direct disposition of 10,082,980 shares of Common Stock, constituting approximately 5.88% of the outstanding Common Stock of the Company. Frontenac Company, as the general partner of Frontenac VI, may be deemed to have the shared power to vote and dispose of the 10,082,980 shares of Common Stock. Mr. Carbery, Mr. Cowie, Mr. Crawford, Mr. Goldstein, Mr. M.J. Koldyke, Mr. M.L. Koldyke, Ms. Pearl and Mr. Silverman are partners of Frontenac Company with the shared power to indirectly direct the voting and disposition of the Common Stock held by Frontenac VI.

    In addition, as of October 26, 2001, Frontenac VIII had the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 22,637,722 shares of Common Stock (on an as-converted basis as described in the key above), constituting approximately 11.67% of the outstanding Common Stock of the Company. Also as of such date, Frontenac Masters VII had the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,010,613 shares of Common Stock (on an as-converted basis as described in the key above), constituting approximately 0.59% of the outstanding Common Stock of the Company. Frontenac VIII LP, as the general partner of each of Frontenac VIII and Frontenac Masters VIII and Frontenac VIII LLC as the general partner of Frontenac VIII LP may be deemed to have the shared power to vote and dispose of the 23,648,335 shares of Common Stock, the aggregate number of shares of Common Stock held by Frontenac VIII and Frontenac Masters VIII. Mr. Carbery, Mr. Cowie, Mr. Crawford, Mr. Goldstein, Mr. Katz, Mr. M.J. Koldyke, Mr. M.L. Koldyke, Ms. Pearl and Mr. Silverman are members of Frontenac VIII LLC with the shared power to indirectly direct the voting and disposition of the Common Stock held by Frontenac VIII and Frontenac Masters VIII.

    Because of the common ownership (see Schedule A filed herewith and incorporated herein by reference) of the Reporting Persons and pursuant to Rule 13d-5(b)(1) under the Exchange Act, each of the Reporting Persons may be deemed as members of a group to have beneficial ownership of 33,731,315 shares of Common Stock, the aggregate number of shares of Common Stock held by Frontenac VI, Frontenac VIII and Frontenac Masters VIII, representing approximately 17.30% of the outstanding Common Stock. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

    The filing of this Schedule 13D by Frontenac VI, Frontenac Company, Frontenac VIII, Frontenac Masters VIII, Frontenac VIII LP, Frontenac VIII LLC, Mr. Carbery, Mr. Cowie, Mr. Crawford, Mr. Goldstein, Mr. Katz, Mr. M.J. Koldyke, Mr. M. L. Koldyke, Ms. Pearl and Mr. Silverman shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

    All of the percentages calculated in this 13D are based upon an aggregate of 171,347,924 shares outstanding as of October 26, 2001 as disclosed in the Company's Registration Statement on Form S-3 filed with the Commission on October 30, 2001.

    (c) Except for the transaction reported on this statement, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past 60 days.

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  Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Company.

Purchase Agreement

    On August 9, 2001, the Company entered into a Preferred Stock Purchase and Loan Commitment Agreement with Madison Dearborn Capital Partners IV, L.P., Frontenac VIII, Frontenac Masters VIII and Battery Ventures III, L.P., in the form attached hereto as Exhibit B (the "Purchase Agreement"). The Purchase Agreement was subsequently amended on September 21, 2001, among other things, to reallocate a portion of the purchase and loan commitments to Great Hill Equity Partners Limited Partnership and certain of its affiliates and to Battery Ventures VI, L.P. and Battery Investment Partners VI, LLC (together with Madison Dearborn Capital Partners IV, L.P., Frontenac VIII, Frontenac Masters VIII and Battery Ventures III, L.P., the "Investors") pursuant to a Joinder Agreement and Amendment No. 1 to the Purchase Agreement (the "Joinder Agreement") in the form attached hereto as Exhibit C (which is incorporated herein by reference).

    Pursuant to the Purchase Agreement, the Investors agreed to purchase an aggregate of 50,000 shares of Preferred Stock for $1,000 per share of Preferred Stock, or $50.0 million in the aggregate, and the making of $100.0 million in the aggregate principal amount of convertible loans by the Investors to the Company. Except as otherwise required by law, the Preferred Stock will vote with the holders of the Company's Common Stock on an as-if-converted basis on all matters, and the affirmative vote of the holders of a majority of the Preferred Stock, voting as a separate class, will be required to approve extraordinary corporate transactions that could adversely effect the rights, preferences or privileges of the Preferred Stock. The Company must obtain the approval of the holders of at least a majority of the then outstanding shares of Preferred Stock prior to taking certain actions as set forth in the Purchase Agreement. Except as otherwise required by law, the Loans will vote with the holders of the Company's Common Stock on an as-if-converted basis on all matters.

    The holders of Preferred Stock and the underlying Common Stock into which it is converted or convertible ("Purchaser Securities") shall have the right to designate two representatives for election to the Company's Board of Directors, one of whom shall be selected by the holders of a majority of Purchaser Securities then in existence and one of whom shall be selected by Great Hill Equity Partners Limited Partnership, Great Hill Investors, LLC, Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership (the "Great Hill Entities") so long as the Great Hill Entities and their affiliates continue to hold at least 50% of the Purchaser Securities originally issued to the Great Hill Entities under the Purchase Agreement. If the Great Hill Entities cease to be entitled to select a representative, such representative will be selected by the holders of a majority of Purchaser Securities. Following the closing date of the Recapitalization (the "Closing Date"), the Company's Board of Directors will increase the size of the Company's Board of Directors by two directors and fill the vacancies with the Investors' two designees. For so long as any Preferred Stock remains outstanding, at any subsequent Special Meeting of Stockholders at which the terms of the Board representatives appointed to the Board of Directors by the holders of the Preferred Stock expires, the Board representatives designated by the holders of the Preferred Stock shall be elected by the affirmative vote of the holders of a majority of the issued and outstanding shares of Preferred Stock, voting separately as a class. The Board representative(s) elected by the holders of Preferred Stock shall not be divided into classes and shall be in addition to the maximum number of directors who may be elected by the holders of the Company's Common Stock. At such time as no Preferred Stock remains issued and outstanding, the term of the Board representatives designated by the holders of Preferred Stock will expire automatically, and thereafter the Company has agreed to nominate the Board representative(s) designated by the holders of a majority of the Purchaser Securities then outstanding for election to the Board of Directors by the holders of Common Stock and solicit proxies from the Company's stockholders in favor of the election of such Board representative(s). After such time as no Preferred Stock remains outstanding, the Board representatives selected by the holders of

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Purchaser Securities shall be divided into classes and shall be included in the maximum number of directors who may be elected by the holders of the Company's Common Stock in accordance with the provisions of the Company's by-laws.

    The right of holders of Purchaser Securities to designate a Board representative shall terminate at such time as the holders of Purchaser Securities cease to hold Purchaser Securities equal to at least 25% of the amount of Purchaser Securities initially issued to the Investors on the Closing Date. If the rights of the holders of Purchaser Securities, as the case may be, to designate a Board representative cease under the immediately preceding sentence, then (1) the Board of Directors may terminate the term of either Board representative by the affirmative vote of the Board of Directors (in which vote the Board representative whose term of office the Board of Directors seeks to terminate shall not participate) if such director was designated by a vote of the Preferred Stock voting separately or (2) the Company may use commercially reasonable efforts to effect the removal of such director if such director was elected by the holders of the Company's Common Stock. So long as the holders of Preferred Stock retain the right to designate a Board representative, such director may be removed as provided in the preceding sentence, or, so long as the holders of Preferred Stock retain the right to designate a Board representative, by the holders of a majority of the Preferred Stock.

Registration Rights Agreement

    In connection with the Recapitalization of the Company on October 26, 2001, the Company entered into an amended and restated registration rights agreement in the form attached hereto as Exhibit D (the "Registration Rights Agreement") with the Investors and certain holders of the Company's Common Stock.

    The Registration Rights Agreement provides that (1) the Investors may demand certain registrations on Form S-1 as follows: (i) Madison Dearborn Capital Partners IV, L.P. may demand two registrations on Form S-1 with respect to the stock held by it prior to the Recapitalization, and (ii) Frontenac VIII and certain of its affiliates and Battery Ventures III, L.P. and certain of its affiliates may each demand one registration on Form S-1 with respect to the stock held by them prior to the Recapitalization; and (2) certain other holders of Common Stock and Preferred Stock may demand certain registrations on Forms S-1, S-2 and S-3 as follows: (i) the holders of 8% of all shares of Common Stock subject to the registration agreement prior to the Recapitalization may demand an unlimited number of registrations on Form S-2 or Form S-3; (ii) the holders of a majority of the Common Stock issued upon conversion of the Preferred Stock and the Loans may request two registrations on Form S-1 and an unlimited number of registrations on Form S-2 and Form S-3; and (iii) the holders of the Preferred Stock may, at any time after the first anniversary of the Closing Date, request one demand registration on either Form S-1, S-2 or S-3, which may be a shelf registration statement, if available. In addition, the Investors and other holders of Common Stock and Preferred Stock will have unlimited "piggyback" registration rights under which they will have the right to request that the Company register their shares of Common Stock whenever the Company registers any of the Company's securities under the Securities Act and the registration form to be used may be used for the registration of their shares of Common Stock. Such "piggyback" registration rights will not be available if the piggyback registration is in connection with an underwritten registration and the managing underwriter concludes that including shares of Common Stock owned by holders of "piggyback" registration rights would have an adverse impact on the marketing of the securities to be sold in the underwritten offering or for registrations undertaken because of a demand registration.

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  Item 7. Material to be filed as Exhibits.

Exhibit A—	Agreement Re Joint Filing of Schedule 13D
Exhibit B—	Preferred Stock Purchase and Loan Commitment Agreement (incorporated by reference from the Company's Form 8-K filed on August 29, 2001)
Exhibit C—	Joinder Agreement and Amendment No. 1 to Preferred Stock Purchase and Loan Commitment Agreement (incorporated by reference from the Company's Form 8-K filed on September 27, 2001)
Exhibit D—	Registration Rights Agreement (incorporated by reference from the Company's Form 8-K filed on October 29, 2001)
Exhibit E—	Certificate of Designation for the Preferred Stock (incorporated by reference from the Company's Form 8-K filed on October 29, 2001)
Exhibit F—	Conversion Agreement (incorporated by reference from the Company's Form 8-K filed on October 29, 2001)

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SIGNATURES

    After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: November 5, 2001	FRONTENAC VI LIMITED PARTNERSHIP
	By:	Frontenac Company
	Its:	General Partner
	By:	/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company
FRONTENAC COMPANY
	By:	/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company
FRONTENAC VIII LIMITED PARTNERSHIP
	By:	Frontenac VIII Partners, L.P.
	Its:	General Partner
	By:	Frontenac Company VIII, L.L.C.
	Its:	General Partner
	By:	/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.
FRONTENAC MASTERS VIII LIMITED PARTNERSHIP
	By:	Frontenac VIII Partners, L.P.
	Its:	General Partner
	By:	Frontenac Company VIII, L.L.C.
	Its:	General Partner
	By:	/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.
FRONTENAC VIII PARTNERS, L.P.
	By:	Frontenac Company VIII, L.L.C.
	Its:	General Partner
	By:	/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.
FRONTENAC COMPANY VIII, L.L.C.
	By:	/s/ Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.
Karen C. Fanelli, under Power of Attorney for:
Paul D. Carbery James E. Cowie James E. Crawford III Rodney L. Goldstein David S. Katz Martin J. Koldyke Martin Laird Koldyke Laura P. Pearl Jeremy H. Silverman

Schedule A

    The following individuals are executive officers of Frontenac Company, the general partner of Frontenac VI Limited Partnership and of Frontenac Company VIII, L.L.C., the general partner of Frontenac VIII Partners, L.P., which is the general partner of each of Frontenac VIII Limited Partnership and Frontenac Masters VIII Limited Partnership: Mr. Carbery, Mr. Cowie, Mr. Crawford, Mr. Goldstein, Mr. M.J. Koldyke, Mr. M. L. Koldyke, Ms. Pearl, Mr. Silverman and Mr. Katz.

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